POLAR SECURITIES SEEKS ACTION FROM THE TRUSTEES OF SILVER BULLION TRUST AND CENTRAL GOLD TRUST

•	Despite strong unitholder support for Polar’s proposals, Trustees fail to engage in constructive dialogue
•	Independent Trustees should lead process of considering proposals
•	Unitholders urged to review proposal put forth by Polar on February 9, 2015

TORONTO, February 18, 2015 – Polar Securities Inc. ("Polar") is pleased with the response received from unitholders of Silver Bullion Trust ("SBT")(TSX:SBT-U) and Central Gold Trust ("CGT")(TSX:GTU-U; NYSEMKT:GTU). Unitholders, including the largest reported holder of CGT units, Pekin Singer Strauss Asset Management, Inc., have expressed support for Polar’s proposals.

“Unitholders are expressing support both privately and publicly for Polar’s proposals and we are confident that we will be able to effect change,” stated Paul Sabourin, Chairman and Chief Investment Officer of Polar. “Notwithstanding unitholder support, the Trustees have shown no willingness to engage in a constructive dialogue. With strong public support and Polar’s straightforward request to provide unitholders with access to their silver or gold, we question why the Trustees are not actively supporting the initiative.”

Polar believes that the independent Trustees of SBT and CGT should lead the process of considering the benefits of Polar’s proposals. Polar is of the opinion that Stefan Spicer, President and CEO of SBT and CGT, as a member of management, has been, and will continue to be, an impediment to any productive discussions. Polar calls upon the Trustees to initiate an independently led and independently advised process, if it has not already done so.

Prior discussions with the Trustees

Polar formally approached the Trustees on January 20, 2015, following previous failed attempts to engage directly with Mr. Spicer. In a good faith effort to achieve an expedient and cost effective resolution to its concerns, Polar engaged in discussions with the Trustees from January 20 through February 3. During this period, Polar presented its proposals and supporting analysis to the Trustees. After nearly two weeks of discussions, Polar was informed that the Trustees had not taken steps to commence a legal review of Polar’s proposals.

Subsequent attempts by Polar to engage with the Trustees and CIBC World Markets, financial advisor to SBT and CGT, have been rebuffed.

Central Fund of Canada Limited

Polar is also a shareholder of Central Fund of Canada Limited ("CEF")(TSX:CEF; NYSEMKT:CEF), a corporation under common management with SBT and CGT. To date, Polar has not taken steps to address the punitive redemption features of CEF; however, in response to shareholder inquiries, Polar continues to explore possible avenues to unlock value for CEF shareholders.

About Polar’s proposed changes

Unitholders are urged to consult Polar’s February 9, 2015 press release and the information circulars of Polar that will be released prior to the respective unitholder meetings of CGT and SBT. Polar is available to respond to unitholder questions at the contact details listed below.

POLAR SECURITIES INC.

Established in 1991, Polar is registered as an Investment Dealer, Investment Fund Manager and Futures Commission Merchant with the Ontario Securities Commission and is a member of the Investment Industry Regulatory Organization of Canada. Polar acts as the investment manager for certain investment funds and other managed accounts and manages over CAD$2 billion of client funds. Polar’s investment philosophy focuses on capital preservation and low volatility. During its tenure, Polar has invested in more than 10 Canadian precious metals funds and more than 75 Canadian closed-end products and has extensive expertise in structuring, managing and investing in complex investment products.

For further information:

Unitholders of SBT and CGT:

Greg Lemaich

Polar Securities Inc.

(416) 369-8087

glemaich@polarsec.com

Media:

Riyaz Lalani

Bayfield Strategy, Inc.

(416) 907-9365

rlalani@bayfieldstrategy.com

Additional Information

The information contained in this press release does not and is not meant to constitute a solicitation of a proxy within the meaning of applicable securities laws. Although Polar has requisitioned the board of trustees of SBT to call a special meeting of unitholders (the "SBT Meeting"), there is currently no record or meeting date set for such SBT Meeting and unitholders are not being asked to execute a proxy in favour of Polar’s three independent nominees to the board of trustees of SBT (the "Polar Nominees") or the proposed special resolution amending SBT’s amended and restated declaration of trust dated July 9, 2009 (the "SBT Declaration of Trust") at this time. Although an annual and special meeting of unitholders of CGT has been called by the board of trustees of CGT (the "CGT Meeting"), unitholders are not being asked to execute a proxy in favour of any of the matters contained in this press release at this time. Polar intends to file dissident information circulars (the "Dissident Circulars") in due course in compliance with applicable securities laws, the SBT Declaration of Trust and CGT’s amended and restated declaration of trust dated April 24, 2008 (together with the SBT Declaration of Trust, the "Declarations of Trust").

Notwithstanding the foregoing, Polar is voluntarily providing the disclosure required under section 9.2(4) of National Instrument 51-102 – Continuous Disclosure Obligations in accordance with securities laws applicable to public broadcast solicitations.

This press release and any solicitation made by Polar in advance of the SBT Meeting or the CGT Meeting is, or will be, as applicable, made by Polar, and not by or on behalf of the management of SBT or CGT. All costs incurred for any solicitation will be borne by Polar, provided that, subject to applicable law, Polar may seek reimbursement from SBT and/or CGT of Polar’s out-of-pocket expenses, including proxy solicitation expenses and legal fees, incurred in connection with a successful reconstitution of the boards of CGT and/or SBT, and/or the amendments of the Declarations of Trust.

Polar is not soliciting proxies in connection with the SBT Meeting or the CGT Meeting, and unitholders are not being asked at this time to execute proxies in favour of the Polar Nominees (in respect of the SBT Meeting) or the proposed special resolution amending the Declarations of Trust. Any proxies solicited by Polar will be solicited pursuant to the Dissident Circulars sent to unitholders of SBT and CGT, respectively, after which solicitations may be made by or on behalf of Polar, by mail, telephone, fax, email or other electronic means, and in person by directors, officers and employees of the Polar or any proxy advisor that Polar retains or by the Polar Nominees (in respect of the SBT Meeting).

Any proxies solicited by Polar in connection with the SBT Meeting or the CGT Meeting may be revoked by instrument in writing by the unitholder giving the proxy or by its duly authorized officer or attorney, or in any other manner permitted by law.

None of Polar or, to its knowledge, any of its associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter proposed to be acted on at the SBT Meeting or the CGT Meeting, other than the election of trustees to the boards of trustees or, if applicable, the appointment of the auditors of SBT or CGT.

SBT's and CGT’s principal business office is 55 Broad Leaf Crescent, Ancaster, Ontario, L9G 3P2.

A copy of this press release may be obtained on SBT's SEDAR profile and CGT’s SEDAR profile at www.sedar.com.